UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 9)*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.02 PER SHARE
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                               STEVEN A. ROTHSTEIN
                    C/O OLYMPIC CASCADE FINANCIAL CORPORATION
                         875 MICHIGAN AVENUE, STE. 1560
                             CHICAGO, ILLINOIS 60611
                                  312-751-8833

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                  JULY 31, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68158N106             SCHEDULE 13D
--------------------------------------------------------------------------------
      1.    NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION N0. OF ABOVE PERSON (ENTITIES ONLY)

            STEVEN A. ROTHSTEIN
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) | |
            (b) |X|
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               | |
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        145,000
                            ----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       6,703
                            ----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        145,000
                            ----------------------------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        281,363
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            426,363
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                              | |
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.75%
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D/A

     This Amendment No. 9 supplements and amends Amendment No. 8 on Schedule 13D dated December 28, 2001 ("Amendment No. 8") filed by reporting person, Steven A. Rothstein ("Rothstein"). This Amendment No. 9 supplements and amends Amendment No. 8 only with respect to Items 4, 5, 6 and 7 as set forth below. All other items are unchanged from Amendment No. 8. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 8.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the transaction is to provide working capital for the Company as described more completely in Item 5 of this Amendment No. 9.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby supplemented and amended by adding thereto the following:

     The Company and an IRA of Rothstein entered into agreements dated as of July 31, 2002 and August 14, 2002, respectively (collectively, the "Purchase Agreements") whereby the Company sold to an IRA of Rothstein an aggregate amount of 2,100 shares of Company Series A Preferred Stock for an aggregate purchase price of $210,000. The Series A Preferred Stock is convertible into the Company's Common Stock at a price of $1.50 per share. Accordingly, the Series A Preferred Stock is convertible into 140,000 shares of the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Please see the Purchase Agreements referenced in Item 5 and attached as Exhibit A and Exhibit B to this Amendment No. 9.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. "Exhibit A" of this Schedule 13D/A is the Purchase Agreement entered into by and between the Company and an IRA of Rothstein dated as of July 31, 2002 and is attached hereto.

     2. "Exhibit B" of this Schedule 13D/A is the Purchase Agreement entered into by and between the Company and an IRA of Rothstein dated as of August 14, 2002 and is attached hereto.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 2002

                                            By: /s/  Steven A. Rothstein
                                                --------------------------------
                                                     Steven A. Rothstein